SUBJECT:

STEAL THE NAUGHTY LIST



OBJECTIVE:

STEAL THE NAUGHTY LIST (STNL)
85-95 min film

Budget - $2M

Genre - Family/Action/Comedy/Adventure

Style - Stop Motion

Completed Assets - Script, Budget, Schedule, & 23 min of completed animation

The film is intended to achieve
- ROI financially - Generating income for investors
- ROI Spiritually - Lives are changed

The objective is for List Movie Production, LLC to fundraise $2M and oversee all aspects of filmmaking and production for STEAL THE NAUGHTY LIST.

PRESENT SITUATION:

- Films/TV/Media are pushing anti Biblical agendas to our kids, Disney, Hallmark, Netflix etc.

- There are too few quality films pushing a Biblical conservative worldview without being cheesy.

- 2 Previous films by Nathan VM - successfully developed, produced and released to the public:
  - Uganda Man
    - Budget $5K - Gross $250K
  - The Challenger Disaster
    - Budget $189K - Gross $400K
    - 141 avg 4 star ⭐⭐⭐⭐⭐ reviews on Amazon

The market is hungry for this content - Dove National Consumer Opinion Poll
- *94% believe that offensive material in TV, Movies & the Internet is on the rise.*

- *93% want to see more wholesome family entertainment made.*

- *If more was made, 84% said they would make an effort to watch & support it.*

- *77% stated that 75% of today's entertainment does not meet their expectations or reinforce the values important to them.*

- *70% said that the amount of sex, violence and profanity in films bothers them.*

- *76% think that movie ratings have gotten too lenient, and they don't trust them. (This varies significantly from a survey by the MPAA which shows that 76% of the people they polled find the ratings somewhat to very helpful.)*

- STEAL THE NAUGHTY LIST assets: Rights owned by NVM, completed script, budget, schedule, pitch material
  - A Stop motion Christmas adventure film that features arctic characters that deal with personality disorders (narcissism, anxiety, depression, body dysmorphia) as they venture across the frozen tundra to Steal the Naughty List and discover the origins of the real Saint Nicholas.
  - BUDGET: $2M
  - Why make STNL:
    - Mental health is important
    - Repentance is important

PROPOSAL:

- Invest in Steal The Naughty List
- 70% of distributable earnings will be paid to investors
- COPY AND PASTE WEVIDIT OFFERING LANGUAGE HERE

ADVANTAGES:

- People are changed when they put their trust in Jesus and we will introduce countless people to the Biblical worldview without being cheesy
  - Film engages culture in a way they actually respond to. The unreached and unchurched will rent/purchase/show up to an animated family Christmas movie as long as we are not overwhelmingly preachy.
  - Behind the scenes material with messages encouraging people to find a church and turn to Christ (tastefully done)
  - Behind the scenes material will encourage people who have the same issues as characters (depression, anxiety, body dysmorphia, narcissism, enablement, etc) to seek out help.
  - People will learn about the true story of St Nicholas, who is a cultural icon. It's time to use him to point people to Christ instead of just taking credit for Christmas presents that I paid for.
  - The real life St. Nicholas story leads people back to Jesus.
  - STNL is intended to be financially successful.
  - Families will enjoy STNL together
  - STNL will be relevant and watched and rented/purchased EVERY Christmas. Christmas movies have an evergreen quality. Each year the film will be seen by new people and generate new income.
- Relevance - Sources of significant influence in US (in order); **#1 Movies, #2 TV,** #3 Music, #4 Books, #5 Internet, #6 Law, **#7 Family**, #8Video Games, #9 newspapers, #10 radio, #11 magazines, #12 peers, #13 schools, #14 non-nuclear family, #15 promo events, #16 protest events, #17 live theater, #18 promo literature, **#19 local church**
  - according to study by ChristianCinema.com
  - Movies are the significant source of influence in our culture.
- International reach - Releasing in english speaking countries super easy. Foreign languages are much easier w/ animated films.

- Marketing is a part of our budget and strategy. Most films and filmmakers ignore the marketing aspect of their film and do not include it in their budgets making their projects risky. We have included marketing at every level of our production to try and make as much money as possible when the film is released.

DISADVANTAGES:

Risk - Even how low a risk may seem, it is still a risk. However, the risk is mediated with low budget and high production value and a solid proven marketing plan.

ACTION STEPS:

THE INTENDED PROCESS:
1. Investors choose how much money they will invest through WeVidIt.
2. Make the movie
   a. Budget - $2M
   b. List Movie Production, LLC to receive funds and manage film
   c. Completed by spring/summer 2023
      i. Add VO cast with large social media following
      ii. Complete animation
      iii. Complete VFX
      iv. Create Music and sound for the film
3. Market the movie
   a. Marketing starts during production of the film
   b. We intend to create a biweekly YouTube channel about making the film - build an audience as we go - Lots of BTS about the process and themes of the movie - mental health, faith, stop motion, art, etc.
   c. Regular consistent Social Media engagement - FB, IG, Youtube
   d. Use performers with large social media following - examples - Bradon Farris (3.7M youtube) - The Holderness Family (698K youtube) - Rhett and Link (20M+ youtube) - With our previous films, performers with large social media audiences help the film find more people.
   e. Marketing budget - 10-20% of total budget - social ads (FB, YouTube, Google)
   f. We intend to partner with Catalyst Resource Group - Kyle Thompson - They are the marketing group responsible for massive marketing hits, e.g. The Passion of The Christ, Hacksaw Ridge, I Can Only Imagine, Just Mercy, and many more.
4. Intended release of the movie OCT 27 2023 or NOV 3 2023

a. Use of distributors is not intended - We distribute and maintain control over the film as much as possible
b. Theatrical release - low chance we do this - not necessary
c. Digital release - This is our main release strategy- Itunes, Amazon, other platforms $2-$5K
d. Potentially raise more marketing dollars if needed or if it makes the film more successful.
    i. Marketing dollars are paid back first +15-20% but marketing dollars do not result in ownership of the film.
    ii. Marketing dollars are raised last in the process typically after the film is mostly complete and therefore much less risky.
    iii. Although we have marketing dollars as a part of the budget there may be an opportunity to make the film more successful through a wider release or adding more dollars to paid ads.
e. Release internationally
    i. Other English speaking countries
    ii. Spanish speaking countries
    iii. Other languages that produce a significant reach but are also possible and easy to engage. Countries with significant populations, access to digital content, and are open to Biblical content.
f. We are open to selling the film to a larger distributor but only for a profit for everyone involved and on certain terms, e.g. it makes us profitable, no creative changes, no title changes etc.

5. Success
    a. The film is intended to be seen by millions
    b. The film is intended to generate revenue EVERY Christmas for investors.
    c. Projections based on similar family animated Christmas films - Low $2.8M, Med $5M, High $10M (Projections are best guesses based on previous experience and films of similar production value and content)

6. Payback
    a. STNL will begin to generate income upon release
    b. Normally it takes 90 days for digital platforms like iTunes and Amazon to report and then another 90 days to pay out
    c. Investors are paid out every 90 days from first money received to List Movie Production, LLC
    d. Investors are intended to be paid through a transfer agent